CVS CORPORATION
One CVS Drive
Woonsocket, RI 02895

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Sonia Barros

Via Facsimile: 202-942-9533

Re:	CVS Corporation
Registration Statement on Form S-4
Registration No. 333-119023

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement on Form S-4 to 4:00 p.m. on October 12, 2004 or as soon thereafter as practicable.

The Company hereby acknowledges that:

  should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission	October 7, 2004

  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
CVS CORPORATION
By:	/s/ Larry D. Solberg
Name:	Larry D. Solberg
Title:	Senior Vice President